EXHIBIT 2.01

AMENDMENT

AGREEMENT OF ACQUISITION AND

PLAN OF REORGANIZATION between

SONA DEVELOPMENT CORP. (“Sona”) and

SIBLING ENTERTAINMENT GROUP, INC. (“Sibling”)

Dated June 28, 2006 (the “Agreement”)

The parties to this Amendment hereby agree to the following changes in the Agreement.

A.	Section 1.3 Closing Date of the Agreement is deleted in its entirety and the following substituted in lieu thereof:

“The closing of the Acquisition (the “Closing Date”) shall take place within three (3) business days after compliance with Section 1.2 herein is completed by both parties and any other conditions of this Agreement shall be satisfied. The parties have contemplated February 9, 2007 as a Closing Date. However, in good faith, both parties shall agree to close prior to such time if all conditions for closing are satisfied. Notwithstanding the above, if the closing does not take place by February 9, 2007, either party may terminate this Agreement.”

B.

To conclude Sibling’s efforts to acquire Dick Foster Productions, Inc., and to meet current working capital needs, Sona shall permit Sibling Theatrical, Inc. to raise up to three million ($3,000,000) dollars from a banking or other financial institution (the “Lending Bank”) through a debt instrument guaranteed by third parties (the “Guarantor”), whereby Sibling shall be permitted to compensate the Guarantor and the Lending Bank with cash, stock and/or warrants (the “Debt Offering”), which compensation in the form of stock and/or warrants shall be exchanged in equal measure for stock and/or warrants of Sona on the Closing Date as considered in Article 1.1. of the Agreement. In exchange for a no fee guarantee the Guarantor shall receive 3,600,000 million purchase warrants exercisable for a period of five (5) year from the date of issuance with an exercise price in the following denominations:

a.	1,200,000 warrants at $0.55/share.
b.	1,200,000 warrants at $0.75/share.
c.	1,200,000 warrants at $1.00/share.
C.

Furthermore, Sona shall permit Sibling in advance of closing the Debt Offering to accept from the Guarantor an advance of up to Seven-Hundred Fifty Thousand ($750,000) Dollars of which Five Hundred Thousand ($500,000) Dollars will be repaid upon the closing of the Debt Offering; and Two Hundred Fifty Thousand ($250,000) will be repaid in the form of a convertible debenture entitling the Guarantor as the debenture holder to convert any outstanding principal of the debenture into shares of common stock at the rate of $0.35/share for a total of 714,288 shares and upon conversion to receive an additional issuance of 357,144 stock purchase warrants exercisable at $0.75/share and 357,144 stock purchase warrants exercisable at $1.00/share, both with a term of five (5) years from the date of issuance.

D.	Section 4.2 (b) of the Agreement is deleted in its entirety and the following substituted in lieu thereof:

“Sibling shall not (i) directly or indirectly redeem, purchase or otherwise acquire or agree to redeem, purchase or otherwise acquire any shares of its capital stock except as set forth on Exhibit B attached hereto as Revised Exhibit B to the Agreement; (ii) amend its articles of incorporation or bylaws or those of the Subsidiaries; or (iii) split, combine or reclassify its capital stock or declare, set aside or pay any dividend payable in cash, stock or property or make any distribution with respect to such stock; and”

E.	Section 4.2 (c) of the Agreement is deleted in its entirety and the following substituted in lieu thereof:

“Sibling and its Subsidiaries shall not (i) issue or agree to issue any additional shares of, or options, warrants or rights of any kind to acquire shares of, its capital stock other than its present offering of Series F shares (5,714,300), any shares required to be issued by Sibling pursuant to any registration agreement, the RHS Convertible debenture, the Debt Offering and related stock and/or warrants issued to licensed investment bankers and brokers engaged to sell and place any existing or proposed offerings and/or debt and related participation agreements, or execute any other consulting agreements other than those detailed in exhibits attached the Agreement and any supplemental exhibits. Attached hereto and made apart hereof as Exhibit G(b) is the subscription agreement for the Series F offering; (ii) acquire or dispose of any assets other than in the ordinary course of business; (iii) incur additional indebtedness or any other liabilities or enter into any other transaction except in the ordinary course of business except for the Debt Offering; (iv) enter into any contract, agreement, commitment or arrangement with respect to any of the foregoing other than those detailed in the exhibits attached to the Agreement and any supplemental exhibits, or (v) except as contemplated by this Amendment, enter into any contract, agreement, commitment or arrangement to dissolve, merge; consolidate or enter into any other material business contract or enter into any negotiations in connection therewith other than those detailed in exhibits attached to the Agreement and any supplemental exhibits.”

F.	Section 4.2 (e) of the Agreement is deleted in its entirety and the following substituted in lieu thereof:

“Sibling and its Subsidiaries will not enter into any new employment agreements with any of its officers or grant any increases in the compensation or benefits of its officers, except for an agreement with Richard Bernstein as a Vice President of Sibling and President of Sibling Music Corp. Inc. which letter of intent agreement is attached to the Agreement as Schedule 4.2(e), an extension thereto as Schedule 4.2(f) to the Agreement and a definitive agreement attached hereto as Schedule 4.2(g) to the Agreement; an agreement with William Plon replacing James Cardwell as Chief Financial Officer, the terms and conditions to be negotiated and approved by Sibling’s Board of Directors, attached hereto as Schedule 4.2(h) to the Agreement; and an agreement with James Cardwell as Chief Operating Officer, the terms and conditions negotiated and approved by Sibling’s Board of Directors, attached hereto as Schedule 4.2(i) to the Agreement, replacing the existing agreement attached as Schedule 3.19(c) to the Agreement. Other than officers and directors, Sibling and its Subsidiaries, in the normal conduct of business, may enter into other employment agreements, hire additional employees or provide increases to existing salaries, or provide merit bonuses.”

G.	Section 3.5(b) Commission Reporting and Compliance is deleted in its entirety and the following substituted in lieu thereof:

“(b)               Sibling has delivered to Sona true and complete copies of the registration statements, information statements and other reports (or Sona can obtain same from the Commission web site at www.sec.gov) (collectively, “Sibling’s Commission Documents”) filed by Sibling with the Commission. Notwithstanding this representation, Sibling has just completed its response to the Commission regarding questions to its June 30, 2005 Form 10-KSB; and September 30, 2005 Form 10-QSB, December 31, 2005 Form 10-QSB and March 31, 2006 Form 10-QSB and as result of its correspondence with the Commission and Sibling’s accountants, amended and filed as disclosed in Form 8-K filed with the Commission on October 20, 2006 and the amended refiled financial statements on October 20, 2006 including June 30, 2005 Form 10-KSB/A and September 30, 2005 Form 10-QSB/A, December 31, 2005 Form 10-QSB/A and March 31, 2006 Form 10-QSB/A. Except as noted above, none of Sibling’s Commission Documents as amended, as of their respective dates, contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements contained therein not misleading. The SEC has advised Sibling that it cleared Sibling for the period ending June 30, 2005 and has issued comments related to June 30, 2006 and September 30, 2006 in a letter dated December 4, 2006 and will provide Sona with a copy of all further correspondence with the SEC.

H.

As previously disclosed on SCHEDULE 3.6(i), amended and refilled its prior financial statements, as disclosed in an 8-K filed with the Securities and Exchange Commission on October 20, 2006, and the financials statements previously attached to the Agreement should be replaced in their entirety with the financials statement filed with the Securities and Exchange Commission which are available at www.sec.gov for the financial periods including:

a.	June 30, 2005	– 10KSB/A as filed on October 20, 2006
a.	September 30, 2005	– 10QSB/A as filed on October 20, 2006
b.	December 31, 2005	– 10QSB/A as filed on October 20, 2006
c.	March 31, 2006	– 10QSB/A as filed on October 20, 2006
d.	June 30, 2006	– 10KSB as filed on October 25, 2006

I.

As previously disclosed in Exhibit 3.10(b), Sibling issued five million (5,000,000) stock purchase warrants to Moneta Capital, Inc. (“Moneta”) provided the proposed merger between Sibling and Sona is completed and closed on or before August 31, 2006. Sona shall permit Sibling to hold these warrants in trust to be delivered to Moneta on the Closing defined by the Agreement.

J.

Sona shall permit Sibling to enter into a definitive agreement with Dick Foster and Lynne Foster to acquire majority ownership of Dick Foster Productions, Inc. by paying seven million two hundred thousand ($7.2 million) dollars for eighty (80%) percent of the outstanding shares of Dick Foster Productions, Inc. on terms that include the payment of up to three thousand ($300,000) dollars in deposits and advances prior to closing the acquisition and three annual payments of two million three hundred thousand ($2.3 million)

with the first payment due at closing on or before February 28, 2007, a draft copy of the agreement to acquire Dick Foster Productions, Inc. is attached hereto as Exhibit 3.10(c) to the Agreement.

K.

Sona shall permit Sibling to execute an agreement with any shareholder relations firm approved by Sibling, including Bentley Partners, Inc., for the services of Richard Coyle to provide services related to shareholder relations, corporate publicity, corporate newsletters, media and other financial and shareholder communications, in exchange for compensation that shall include cash and two hundred thousand (200,000) warrants that entitle the holder to purchase 200,000 shares of common stock for $0.50 per share valid for a period of three (3) years from the date of issuance.

L.

Sona shall permit Sibling to extend its agreement with Venture Catalyst, LLC (“VenCat”) dated March 15, 2006, and execute a new two (2) year agreement with VenCat to provide a variety of corporate services including the introduction of clients to potential “sponsors” for SEGI’s public traded securities, investment bankers, strategic partners, and other entities and persons that can benefit SEGI’s presence in the public markets in exchange for compensation that includes cash of up to $6,250/month for twenty four (24) months, twenty-five thousand shares (25,000) a month up to three hundred thousand (300,000) shares for the first twelve (12) months, and one hundred twenty thousand (120,000) warrants quarterly up to four hundred and eighty (480,000) thousand warrants for the first twelve (12) months, that entitle the holder to purchase 120,000 shares of common stock for $0.55 per share valid for a period of five (5) years from the date of issuance or in the event that the common stock is trading, at a price that is equal to 110% of the average five (5) day closing price for the common stock prior to notification of intent to purchase.

M.

Sona shall permit Sibling to enter into an agreement with one or more licensed brokers and/or investment banking/brokerage firms for the purchase of placing and securing up to one million dollars ($1,000,000) of Sibling’s Series F Private Equity Offering in exchange for compensation that includes both a cash fee of up to ten (10%) percent of the Series F Private Equity Offering placed by such licensed broker and up to three hundred thousand (300,000) warrants equal to ten (10%) percent of the Units in the Series F Private Equity Offering sold by any such licensed broker that entitle the holder to purchase up to 300,000 shares of common stock for $0.50 per share valid for a period of three (3) years from the date of issuance.

IN WITNESS WHEREOF, the parties hereto have executed this amendment Agreement to be binding and effective as of the day and year first above written.

Dated: December 12, 2006	SIBLING ENTERTAINMENT GROUP, INC.:

By: /s/ Mitchell Maxwell

Mitchell Maxwell, President

and Chief Executive Officer

Dated: December 12, 2006	SONA DEVELOPMENT CORP.:

By: /s/ Nora Coccaro

Nora Coccaro, Chief Executive Officer

Item 9.01 EXHIBITS

Item 2.1	Exhibit 3(10) Draft Purchase Agreement with Dick Foster Productions, Inc.

Item 4.1	Supplement Exhibit G(b) Subscription Agreement – Series F as Revised – September 20, 2006

Item 10.1	Schedule 4.2(g) – Richard Bernstein Employment Agreement

Item 10.2	Schedule 4.2(h) William Plon Employment Agreement

Item 10.3	Schedule 4.2(i) James Cardwell Employment Agreement